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                       January 17, 2024

       Matt Reid
       Principal Executive Officer, Principal Accounting Officer and Director APPlife Digital Solutions Inc.
       50 California St., #1500
       San Francisco, CA 94111

                                                        Re: APPlife Digital
Solutions Inc.
                                                            Form 10-K for the
Fiscal Year ended June 30, 2023
                                                            File No. 000-56144

       Dear Matt Reid:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                       Sincerely,


                       Division of Corporation Finance

                       Office of Technology